Filed by Broadcom Cayman L.P.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated
(Commission File No. 000-19528)

It is time to set the record straight about Qualcomm’s business relationships in China.“As the Chinese government develops drones, the American technology giant Qualcomm is helping. The same goes for artificial intelligence, mobile technology and supercomputers. Qualcomm is also working to help Chinese companies like Huawei break into overseas markets in support of China’s ‘go global’ campaign to develop big multinational brands. Qualcomm is providing money, expertise and engineering for Beijing’s master plan to create its own technology superpowers.” “To get back in Beijing’s good graces, [Qualcomm] agreed to lower its prices in China, promised to shift more of its high-end manufacturing to partners in China, and pledged to upgrade the country’s technology capabilities.” “Qualcomm then went into business with the Chinese government. There was a $150 million investment fund to help Chinese start-ups; new research and design facilities set up with Chinese companies such as Huawei and Tencent; and a partnership with a Beijing-based company called Thundersoft to develop drones, virtual reality goggles and internet-connected devices.”“Qualcomm is also helping the Chinese government develop supercomputers, a technology the United States government has discouraged American companies from supporting overseas.” (Aug. 4, 2017)“This joint venture further demonstrates Qualcomm’s long term commitment to the China mobile industry. Cristiano Amon This project will help Qualcomm expand its presence to new segments and customers, as an addition to our Executive Vice President vibrant and fast growing semiconductor business in China.” (May 25, 2017)“The Securities and Exchange Commission today announced that Qualcomm Incorporated has agreed to pay $7.5 million to settle charges that it violated the Foreign Corrupt Practices Act (FCPA) by hiring relatives of Chinese government officials deciding whether to select the company’s mobile technology products amid increasing competition in the international telecommunications market.” (March 1, 2016)QUALCOMM’S NUMEROUS JOINT VENTURES AND STRATEGIC PARTNERSHIPS WITH CHINESE COMPANIESFeb. 21, 2018    SHANGHAI: Qualcomm and Huawei Nov. 12, 2017 SAN DIEGO: Qualcomm and Alibaba Successfully Complete 3GPP-based 5G Showcase the Benefits of Cloud-to-Interoperability Testing Device Integration to Help Drive the LTE IoT in ChinaJan. 25, 2018 BEIJING: Qualcomm and Leading Chinese Manufacturers Announce May 25, 2017 BEIJING: JAC Capital, Leadcore, “5G Pioneer” Initiative Qualcomm and Wise Road Capital Enter Agreement to Form Joint Venture to Design and Sell Jan. 24, 2018 BEIJING: Lenovo, OPPO, vivo and Smartphone Chipsets in China Xiaomi Each Sign a Memorandum of Understanding with Qualcomm Technologies for the Multi-Year May 23, 2017 BEIJING: Qualcomm, China Mobile Purchase of RF Front-End Solutions Research Institute and Mobike Plan to Commence First of its Kind LTE IoT Multimode Field Trials in ChinaNov. 16, 2017 SAN DIEGO: Qualcomm, ZTE and China Mobile Showcase 5G Leadership with Completion of the World’s First July 23, 2014 SAN DIEGO: Qualcomm Commits Up End-to-End 5G NR Interoperable To $150 Million to Strategic Venture System Based on 3GPP Standard Fund in ChinaThe Bottom Line: Qualcomm has been partnering with Chinese companies and promoting advancements in technology in China for years.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of shareholders. Broadcom filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of shareholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm shareholders.

In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of shareholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 20, 2018. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.